January 31, 2003

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

We advise that during the meeting of the Board of Directors of Philippine Long Distance Telephone Company on January 31, 2003, the following cash dividends were declared:

1.          P1.00 per outstanding share of the Company’s Series CC 10% Cumulative Convertible Preferred Stock, for the annual period ending February 28, 2003, payable on March 31, 2003 to the holders of record on February 27, 2003.

2.          P12,150,000.00 on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, payable on March 15, 2003 to the holders of record on February 17, 2003.

We are releasing this dividend announcement to the Philippine Stock Exchange and Securities and Exchange Commission today.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary